                                                                 FILE NO. 69-265


                       SECURITIES AND EXCHANGE COMMISSION

                                 Washington, DC

                                   FORM U-3A-2

   Statement by Holding Company Claiming Exemption Under Rule U-3A-2 from the
          Provisions of the Public Utility Holding Company Act of 1935

                        NEW JERSEY RESOURCES CORPORATION

                 For the Calendar Year Ending December 31, 2000

         New Jersey Resources Corporation (the "Company") hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

         1. The Company and all of its affiliates named herein, unless otherwise noted, are New Jersey corporations, located at 1415 Wyckoff Road, Wall, New Jersey. The Company holds 100% of the Common Stock of New Jersey Natural Gas Company (NJNG), NJR Energy Services Company (Energy Services), NJR Retail Holdings Corporation (Retail Holdings), NJR Capital Corporation, formerly known as NJR Development Corporation (Capital), and NJR Service Corporation (Service Corp.) The Company has no independent business operations but operates as a holding company of these and any other subsidiaries that may be formed in the future.

         Energy Services, formerly a wholly-owned subsidiary of NJR Energy Holdings Corporation (Energy Holdings), was formed to provide unregulated fuel and capacity management and other wholesale marketing services.

         Retail Holdings, formed as an unregulated affiliate to consolidate the Company's unregulated retail operations, holds 100% of the following subsidiaries:

              NJR Home Services Company (Home Services), an unregulated subsidiary, was formed to hold the appliance service repair and contract services business that was transferred from NJNG. The business consists of more than 134,000 customers under natural gas appliance protection plan contracts.

              NJR Natural Energy Company (Natural Energy), formerly New Jersey Natural Energy Company and a wholly-owned subsidiary of NJR Energy Holdings Corporation, participates in the unregulated retail marketing of natural gas; and

              NJR Power Services Company (Power Services), formed to participate in the distribution of alternative sources of energy, such as fuel cells and microturbines.

         Capital was formed to consolidate the Company's energy-related and real estate investments. Capital's subsidiaries include the following:

              Commercial Realty & Resources Corp. (CR&R), formerly a subsidiary of NJR Development Corporation, develops and owns commercial office and mixed-use commercial/industrial real estate projects primarily in Monmouth and Atlantic counties, New Jersey. CR&R, located at 1345 Campus Parkway, Wall, New Jersey, currently owns two fully leased buildings totaling 25,000 square feet and has about 200 acres of undeveloped land. CR&R sold a total of approximately 20 acres in 2000. CR&R is constructing a 35,000 square foot mixed use building that, upon obtaining a certificate of occupancy, is expected to be sold to a third-party along with approximately 13 acres of land;

              NJR Investment Company, which was formed to make certain energy-related equity investments; and

              Energy Holdings, formerly a sub-holding company of NJR, which includes NJR Energy Corporation (NJR Energy), an investor in energy-related ventures through its operating subsidiaries, New Jersey Natural Resources Company (NJNR), and NJNR Pipeline Company (Pipeline).

         Service Corp. was formed to provide administrative services, including corporate communications, financial, internal audit, legal, and computer technology, to all affiliated companies.

         Among the Company's direct and indirect subsidiaries, only NJNG is a public utility. NJNG is engaged in the business of purchasing, distributing and selling natural gas exclusively in the state of New Jersey, other than as described in Section 3(c) of this document, to more than 411,000 residential, commercial and industrial customers throughout most of Monmouth and Ocean counties and parts of Morris and Middlesex counties.

         Service Corp. and NJNG, from time to time, render each to the other certain services and make available the use of certain personnel, facilities and equipment. The company receiving such services or using such facilities and equipment will reimburse the other for the cost thereof, pursuant to certain service agreements approved by the New Jersey Board of Public Utilities.

         2. As of December 31, 2000, NJNG owned approximately 3,893 miles of steel, wrought and cast iron distribution main, and 2,084 miles of plastic distribution main. Additionally, NJNG owns approximately 214 miles of steel transmission main in various sizes, approximately 383,077 services and approximately 424,490 meters.

         NJNG owns and operates two liquefied natural gas storage plants, one in Stafford Township and one in Howell Township, New Jersey. The two plants have an estimated maximum capacity of 20,000 and 150,000 Mcf per day, respectively. These facilities are used for peaking supply and emergencies.

             NJNG owns two service centers, one in Atlantic Highlands and the other in Wall, New Jersey, and owns combined service center/customer service offices in Lakewood and Rockaway Township, New Jersey. NJNG also leases a storage facility in Long Branch, New Jersey. NJNG leases its headquarters facilities and a customer service office in Wall, New Jersey, a customer service office located in Asbury Park, New Jersey, and a service center in Manahawkin, New Jersey. Each service center houses storerooms, garages, gas distribution operations, and small administrative offices. The customer service offices support customer contact, marketing and other functions.

             NJNG owns and leases certain electronic data processing equipment and owns and leases a fleet of trucks, service vehicles, and automobiles.

             Substantially all of NJNG's properties, not expressly excepted or duly released, are subject to the lien of an Indenture of Mortgage and Deed of Trust to Bank of New York, Midwest Trust, dated April 1, 1952, as amended by twenty-nine (29) Supplemental Indentures, as security for NJNG's bonded debt which totaled approximately $217,845,000 at December 31, 2000.

             3. (a) NJNG distributed at retail in the State of New Jersey approximately 68.5 Bcf of natural or manufactured natural gas for the calendar year ended December 31, 2000. The expenses and revenues associated with same are $252,195,237 and $454,697,700, respectively.

                (b) None

                (c) NJNG sold at wholesale approximately 94.7 Bcf of natural gas outside the State of New Jersey to various customers during calendar 2000 under a Blanket Sale for Resale Certificate issued by the Federal Energy Regulatory Commission, resulting in revenue of $405 Million and a gas cost of $392 Million, as more particularly set forth in the following table:

ZONE                                     DTH                   REVENUE
1                                    18,125,354              $ 65,478,918

2                                     3,201,882              $ 13,639,553

3                                    60,934,775              $266,147,826

Pooling Points                       12,400,387              $ 59,667,688
                                 --------------------------------------------
                                     94,662,398              $404,933,985

ZONE                 STATES INCLUDED IN ZONES
1                    Alabama, Arkansas, Georgia, Kentucky, Louisiana, Texas

2                    Delaware, Indiana, Maryland, Ohio, Virginia, West Virginia

3                    Connecticut, Massachusetts, New Jersey, New York, Pennsylvania

Pooling Points       Pooling Points are not geographically specific

       (d) For the calendar year ended December 31, 2000, purchases of natural or manufactured gas by NJNG from sources outside the State of New Jersey amounted to approximately 148 Bcf, at a cost of $647 million. The expenses include commodity purchase costs plus all fixed and variable contract delivery costs and are more particularly set forth in the table below:

ZONE                                         DTH                      COST
1                                         53,491,721              $209,380,564

2                                         27,913,170              $118,588,081

3                                         46,015,641              $188,136,900

Pooling Points                            20,150,165              $ 58,218,737
                                         ---------------------------------------
                                         147,570,697              $574,324,282


Net Delivery Costs                        (2,947,962)             $  6,638,437
                                         ---------------------------------------
                                         144,622,735              $580,962,718

Net Demand Costs                                                  $ 66,154,034

Total Purchase Cost                                               $647,116,752

ZONE              STATES INCLUDED IN ZONES
1                 Alabama, Arkansas, Kentucky, Louisiana, Mississippi, Texas

2                 Delaware, Indiana, Maryland, Ohio, Virginia, West Virginia

3                 Connecticut, Massachusetts, New Jersey, New York, Pennsylvania

Pooling Points    Pooling Points are not geographically specific



             4.       (a)  None

                      (b)  None

                      (c)  None

                      (d)  None

                      (e)  None

                                    EXHIBIT A

    Attached as Exhibit A are Consolidating Income and Surplus Statement and Consolidating Balance Sheet of the Company and its subsidiary companies for the fiscal year ended September 30, 2000.

NEW JERSEY RESOURCES CORPORATION
CONSOLIDATING INCOME STATEMENT
TWELVE MONTHS ENDED SEPTEMBER 30, 2000

                                     NJRE     NJRE                NJR Energy    NJR ENERGY     NJR Comp.
                                     Cont.   Disc. Op.   NJNE     Services Co.   HOLD CORP.     Tech.       CR&R       PPI
                                     -----   ---------   ----     ------------   ----------     -----       ----       ---

OPERATING REVENUE                   1,535               12,686       413,348      427,569           0       1,103        0

OPERATING EXPENSES
   Gas Purchases                                        12,355       407,489      419,844                       0        0
   Operations & Maintenance            428                 962         2,680        4,070           0       1,784        0
                                                                                        0
   Depreciation & Amortization          60                 108           154          322                      87        0
   Energy & Other Taxes                  0                 609            29          638                     202        0
                                       ---                ----         -----        -----           -        ----        -
       TOTAL OPERATING EXPENSES        488              14,034       410,352      424,874           0       2,073        0
                                       ---                ----         -----        -----           -        ----        -

OPERATING INCOME                     1,047              (1,348)        2,996        2,695           0        (970)       0

Other Income (Expense)                   0                 478           518          996           0         609        0
SIT-Other Income (Expense)               0                 (43)          (47)         (90)          0         (55)       0
FIT-Other Income (Expense)               0                (152)         (165)        (317)          0        (194)       0
                                       ---                ----         -----        -----           -        ----        -
OTHER INCOME - NET                       0                 283           306          589           0         360        0

INTEREST CHARGES                       474                (147)       (1,465)      (1,138)          0         105        0
CAPITALIZED INTEREST                     0                   0             0            0           0           0        0
                                       ---                ----         -----        -----           -        ----        -
INTEREST CHARGES, NET                  474                (147)       (1,465)      (1,138)          0         105        0
                                       ---                ----         -----        -----           -        ----        -

INCOME BEFORE INCOME TAXES             573                (918)        4,767        4,422           0        (715)       0

INCOME TAX PROVISION                   208                (380)        1,822        1,650                    (439)
                                       ---                ----         -----        -----           -        ----        -

INCOME BEFORE PREFERRED
STOCK DIVIDEND                         365                (538)        2,945        2,772           0        (276)       0

PREFERRED STOCK DIVIDENDS                0                   0             0            0           0           0        0
                                       ---                ----         -----        -----           -        ----        -

INCOME FROM CONTINUING
 OPERATIONS                            365                (538)        2,945        2,772           0        (276)       0

INCOME FROM DISCONTINUED
 OPERATIONS, NET                         0       828         0             0          828           0           0        0

                                       ---       ---      ----         -----        -----           -        ----        -
NET INCOME                             365       828      (538)        2,945        3,600           0        (276)       0
                                       ===       ===      ====         =====        =====           =        ====        =



NEW JERSEY RESOURCES CORPORATION
CONSOLIDATING INCOME STATEMENT
TWELVE MONTHS ENDED SEPTEMBER 30, 2000

                                  NJR Develop. CONSOLIDATING    NJR DEVELOP.                 NJR Develop.  NJR ENERGY
                                    Corp.       DR      (CR)        CORP.      NJR     NJNG      Corp.      HOLD CORP.
                                    -----       --      ----        -----      ---     ----      -----      ----------

OPERATING REVENUE                   1,103                           1,103         0  748,225        1,103     427,569



OPERATING EXPENSES
   Gas Purchases                         0                               0         0  512,364            0     419,844
   Operations & Maintenance          1,784                           1,784     5,564   83,988        1,784       4,070
                                         0                               0                               0           0
   Depreciation & Amortization          87                              87        47   30,541           87         322
   Energy & Other Taxes                202                             202       118   33,884          202         638
                                      ----      -        -           -----     -----   ------        -----     -------
       TOTAL OPERATING EXPENSES      2,073      0        0           2,073     5,729  660,777        2,073     424,874
                                      ----      -        -           -----     -----   ------        -----     -------

OPERATING INCOME                      (970)                           (970)   (5,729)  87,448         (970)      2,695
                                         0
Other Income (Expense)                 609                             609    10,500      306          609         996
SIT-Other Income (Expense)             (55)                            (55)        0      (28)         (55)        (90)
FIT-Other Income (Expense)            (194)                           (194)      (53)     (97)        (194)       (317)
                                      ----      -        -           -----     -----   ------        -----     -------
OTHER INCOME - NET                     360      0        0             360    10,447      181          360         589

INTEREST CHARGES                       105                             105     4,716   16,121          105      (1,138)
CAPITALIZED INTEREST                     0                               0         0   (1,054)           0           0
                                      ----      -        -           -----     -----   ------        -----     -------
INTEREST CHARGES, NET                  105      0        0             105     4,716   15,067          105      (1,138)
                                      ----      -        -           -----     -----   ------        -----     -------

INCOME BEFORE INCOME TAXES            (715)                           (715)        2   72,562         (715)      4,422

INCOME TAX PROVISION                  (439)                           (439)     (162)  27,264         (439)      1,650
                                      ----      -        -           -----     -----   ------        -----     -------

INCOME BEFORE PREFERRED
STOCK DIVIDEND                        (276)                           (276)      164   45,298         (276)      2,772

PREFERRED STOCK DIVIDENDS                0                               0         0       27            0           0
                                      ----      -        -           -----     -----   ------        -----     -------

INCOME FROM CONTINUING
 OPERATIONS                           (276)                           (276)      164   45,271         (276)      2,772

INCOME FROM DISCONTINUED
 OPERATIONS, NET                         0                               0         0        0            0         828

                                      ----      -        -           -----     -----   ------        -----     -------
NET INCOME                            (276)                           (276)      164   45,271         (276)      3,600
                                      ====      =        =           =====     =====   ======       ======     =======



NEW JERSEY RESOURCES CORPORATION
CONSOLIDATING INCOME STATEMENT
TWELVE MONTHS ENDED SEPTEMBER 30, 2000

                                 CONSOLIDATED          CONSOLIDATING                   CONSOL
                                    TOTAL            DR            (CR)                 TOTAL
                                 ------------        --            ----                 -----

OPERATING REVENUE                  1,176,897          43(C)                          1,164,549
                                                  12,305(G)

OPERATING EXPENSES                                                   12,305(G)
   Gas Purchases                      932,208                           262(D)         919,903
   Operations & Maintenance            95,406                            43(C)          84,895
                                            0                        10,206(E)               0
   Depreciation & Amortization         30,997                                           30,997
   Energy & Other Taxes                34,842                                           34,842
                                     ---------      ---------        ---------       ----------
       TOTAL OPERATING EXPENSES      1,093,453                                       1,070,637
                                     ---------      ---------        ---------       ----------

OPERATING INCOME                        83,444                                          93,912
                                                       262(D)
Other Income (Expense)                  12,411      10,206(E)              5(F)          1,948
SIT-Other Income (Expense)                (173)                          173(D)              0
FIT-Other Income (Expense)                (661)                          661(D)              0
                                     ---------      ---------         ---------      ----------
OTHER INCOME - NET                      11,577                                           1,948

INTEREST CHARGES                        19,804                                          19,804
CAPITALIZED INTEREST                    (1,054)                                         (1,054)
                                     ---------      ---------         ---------      ----------
INTEREST CHARGES, NET                   18,750                                          18,750
                                     ---------      ---------         ---------      ----------
INCOME BEFORE INCOME TAXES              76,271                                          77,110
INCOME TAX PROVISION                    28,313            834(D)                        29,147
                                     ---------      ---------         ---------      ----------
INCOME BEFORE PREFERRED
STOCK DIVIDEND                          47,958                                          47,963

PREFERRED STOCK DIVIDENDS                   27                                              27
                                     ---------      ---------         ---------      ----------
INCOME FROM CONTINUING
 OPERATIONS                             47,931                                          47,936

INCOME FROM DISCONTINUED
 OPERATIONS, NET                           828                                             828
                                     ---------      ---------         ---------      ----------
NET INCOME                              48,759                                          48,764
                                     =========      =========         =========      ==========




INCOME FROM CONTINUING OPERATIONS
TWELVE MONTHS WEIGHTED AVG SHARES-BASIC   17,697,796        BASIC EARNINGS PER SHARE YTD     $2.71
THREE MONTHS WEIGHTED AVG SHARES-BASIC    17,671,143        BASIC EARNINGS PER SHARE QTD    ($0.18)

TWELVE MONTHS DENOMINATOR FOR DILUTION    17,821,840        DILUTED EARNINGS PER SHARE YTD   $2.69
THREE MONTHS DENOMINATOR FOR DILUTION     17,808,910        DILUTED EARNINGS PER SHARE QTD  ($0.18)

NET INCOME
TWELVE MONTHS WEIGHTED AVG SHARES-BASIC   17,697,796        BASIC EARNINGS PER SHARE YTD     $2.76
THREE MONTHS WEIGHTED AVG SHARES-BASIC    17,671,143        BASIC EARNINGS PER SHARE QTR    ($0.18)

TWELVE MONTHS DENOMINATOR FOR DILUTION    17,821,840        DILUTED EARNINGS PER SHARE YTD   $2.74
THREE MONTHS DENOMINATOR FOR DILUTION     17,808,910        DILUTED EARNINGS PER SHARE QTD  ($0.18)
ACTUAL SHARES OUTSTANDING                 17,593,731

                        NEW JERSEY RESOURCES CORPORATION
                  Consolidating Statement of Retained Earnings
                      Fiscal Year Ending September 30, 2000


                                    NJRE      NJNE      NJR ENERGY        CR&R       PPI     NJR Develop.    NJR         NJNG
                                            & NJRES    Holdings Corp.                           Corp.
                                 ---------- --------  ----------------   -------    ------   -----------   -------    --------

Balance at September 30, 1999   (13,819)     8,188          (5,631)      (1,253)     1,525       272        14,996      81,788

Net Income                        1,193      2,407           3,600         (276)         0      (276)          169      45,271

Cash Dividends Declared               0          0               0            0          0         0             0     (30,399)

Balance at September 30, 2000   (12,626)    10,595          (2,031)      (1,529)     1,525        (4)       15,165      96,660


                                 Elimination's          NJR
                                                    CONSOLIDATED
                                 ---------------    ------------

Balance at September 30, 1999     (32,867)            58,558

Net Income                              0             48,764

Cash Dividends Declared                 0            (30,399)

Balance at September 30, 2000     (32,867)            76,923

NEW JERSEY RESOURCES CORPORATION
CONSOLIDATING BALANCE SHEET
SEPTEMBER 30, 2000


                                                                        ASSETS
                                    ----------------------------------------------------------------------------------------
                                    NJRE     NJNR           NJR Energy   NJR Energy           CONSOLIDATING       NJR Energy
                                    Cont.   Disc Op   NJNE  Services Co  Hold Corp.     DR             (CR)        Hold Corp.
PROP, PLANT & EQUIP
Utility plant                          0       0       0          0         0                                           0
Accumulated depreciation               0       0       0          0         0                            0 (1)          0
Oil and gas properties                 0       0       0          0         0                                           0
Accumulated amortization               0       0       0          0         0                                           0
Furniture & Fixtures                   0       0     461      1,044         0                              (2)      1,505
Real estate properties                 0       0       0          0         0                                           0
Accumulated depreciation               0       0    (343)      (321)        0                (2)                     (664)
                                 ----------------------------------------------------------------------------------------
   Prop plant & equip-net              0       0     118        723         0              0             0            841
                                 ----------------------------------------------------------------------------------------
CURRENT ASSETS
Cash & Temp. Invest.                   0       0     378         39         0                                         417
Construction Fund                      0       0       0          0         0                                           0
Customer A/R                       1,267       0   2,144     42,993         0                                      46,404
Unbilled revenue                       0       0       0          0         0                                           0
Allow for doubtful a/c's               0       0    (760)      (749)        0                                      (1,509)
Deferred gas costs                     0       0      90          0         0                                          90
Gas in storage                         0       0       0      8,424         0          9,004 (4)                   17,428
Materials & supplies                   0       0       0          0         0                                           0
Prepaid state taxes                    0       0       0          0         0                                           0
Net Assets Held for Disposal           0       0       0          0         0                                           0
Other                                  0       0      12      3,341         0                                       3,353
                                 ----------------------------------------------------------------------------------------
   Total current assets            1,267       0   1,864     54,048         0          9,004             0         66,183
                                 ----------------------------------------------------------------------------------------
DEFERRED FIT                        (323)      0       0          0         0                            0 (1)       (323)


DEFERRED CHARGES & OTHER
Investments                       29,515       0       0          0         0                                      29,515
Regulatory Assets                                                                                                       0
Long-term deferred gas costs                                                                                            0
Other                                  0       0       0          0         0              0 (2)                        0
                                 ----------------------------------------------------------------------------------------
Total Deferred Charges & Other    29,515       0       0          0         0              0             0         29,515
                                 ----------------------------------------------------------------------------------------
INVESTMENT IN SUBSIDIARIES
NJNG                                   0       0       0          0         0                                           0
NJNR                                   0       0       0          0    10,663                (3)    10,663              0
CR&R                                   0       0       0          0         0                                           0
NewCo.                                 0       0       0          0         0                                           0
NJNE                                   0       0       0          0     4,069                        4,069 (3)          0
NJR Comp                                                                                                                0
NJR Development Corp.                                                                                                   0
NJR Energy Serv.                       0       0       0          0     6,526                        6,526 (3)          0
Plug Power
                                 ----------------------------------------------------------------------------------------
Total investment in subs               0       0       0          0    21,258              0        21,258              0
                                 ----------------------------------------------------------------------------------------
INTERCOMPANY
NJR                               (5,743)      0   2,385     43,859         0                                      40,501
NJNG                                   0       0      29       (221)        0                                        (192)
NJRE                                 146    (126)      0          0         0                                          20
CR&R                                   0       0       0          0         0                                           0
PPI                                    0       0       0          0         0                                           0
NJNE                                   0       0       0       (152)        0                                        (152)
Paradigm                               0       0       0          0         0                                           0
Computer Tech                                          0
NJR Development                                        0
Lighthouse One                         0       0       0          0         0                                           0
NJR Energy Serv.                                     152          0         0                            0            152
                                 ----------------------------------------------------------------------------------------
Total intercompany                (5,597)   (126)  2,566     43,486         0              0             0         40,329
                                 ----------------------------------------------------------------------------------------

INTERCOMPANY - FIT                 1,381  (1,490)    679       (574)        0                                          (4)
                                 ----------------------------------------------------------------------------------------
      TOTAL ASSETS                26,243  (1,616)  5,227     97,683    21,258          9,004        21,258        136,541
                                 ========================================================================================




                                                        ASSETS
                                 --------------------------------------------------------------------------------------------
                                   NJR Comp                       NJR Develop.         CONSOLIDATING       NJR Develop.
                                     Tech.       CR&R      PPI        Corp.        DR              (CR)        Corp.       NJR
PROP, PLANT & EQUIP
Utility plant                        0              0       0          0                                           0        0
Accumulated depreciation             0              0       0          0                                           0        0
Oil and gas properties               0              0       0          0                                           0        0
Accumulated amortization             0              0       0          0                                           0        0
Furniture & Fixtures                 0              0       0          0                            0 (5)          0    1,026
Real estate properties               0         25,485       0          0                                      25,485        0
Accumulated depreciation             0         (2,803)      0          0                 0 (5)                (2,803)    (602)
                                 --------------------------------------------------------------------------------------------
   Prop plant & equip-net            0         22,682       0          0                 0          0         22,682      424
                                 --------------------------------------------------------------------------------------------
CURRENT ASSETS
Cash & Temp. Invest.                 0              7       0          0                                           7       80
Construction Fund                    0              0       0          0                                           0        0
Customer A/R                         0            279       0          0                            0 (3)        279        0
Unbilled revenue                     0              0       0          0                                           0        0
Allow for doubtful a/c's             0           (279)      0          0                                        (279)       0
Deferred gas costs                   0              0       0          0                                           0        0
Gas in storage                       0              0       0          0                                           0        0
Materials & supplies                 0              0       0          0                                           0        0
Prepaid state taxes                  0              0       0          0                                           0        0
Net Assets Held for Disposal         0              0       0          0                                           0        0
Other                                0              0       0          0                            0 (4)          0    9,008
                                 --------------------------------------------------------------------------------------------
   Total current assets              0              7       0          0                 0          0              7    9,088
                                 --------------------------------------------------------------------------------------------
DEFERRED FIT                         0              0       0          0                            0 (2)          0      621


DEFERRED CHARGES & OTHER
Investments                                         0                  0                                           0
Regulatory Assets                                                                                                  0
Long-term deferred gas costs                                                                                       0
Other                                0            136       0                            0 (3)                   136    6,571
                                 --------------------------------------------------------------------------------------------
Total Deferred Charges & Other       0            136       0          0                 0 (5)                   136    6,571
                                 --------------------------------------------------------------------------------------------
INVESTMENT IN SUBSIDIARIES
NJNG                                 0              0       0          0                                           0  370,508
NJNR                                 0              0       0          0                 0 (1)                     0        0
CR&R                                 0              0       0     13,369                       13,369 (1)          0        0
NewCo.                               0              0       0          0                                           0        0
NJNE                                 0              0       0          0                                           0        0
NJR Comp                             0              0       0          0                 0 (1)                     0        0
NJR Development Corp.                0              0       0                                                      0   13,369
NJR Energy Serv.                     0              0       0          0                                           0   21,258
Plug Power                                                                                                                  0
                                 --------------------------------------------------------------------------------------------
Total investment in subs             0              0       0     13,369                 0     13,369              0  405,135
                                 --------------------------------------------------------------------------------------------
INTERCOMPANY
NJR                                  0         (1,471)      0          0                              (2)     (1,471)       0
NJNG                                 0           (146)      0          0                                        (146)     (49)
NJRE                                 0              0       0          0                                           0    5,741
CR&R                                 0              0       0          0                                           0    1,655
PPI                                  0              0       0          0                                           0        0
NJNE                                 0              0       0          0                                           0   (2,389)
Paradigm                             0              0       0          0                                           0        0
Computer Tech                                                                                                      0        0
NJR Development                                                        0                                           0        0
Lighthouse One                       0              0       0          0                                           0        0
NJR Energy Serv.                                                                                                      (43,855)
                                 --------------------------------------------------------------------------------------------
Total intercompany                   0         (1,617)      0          0                 0          0         (1,617) (38,897)
                                 --------------------------------------------------------------------------------------------

INTERCOMPANY - FIT                   0         (1,307)      0          0                                      (1,307)   1,479
                                 --------------------------------------------------------------------------------------------
      TOTAL ASSETS                   0         19,901       0     13,369                 0     13,369         19,901  384,421
                                 ============================================================================================


                                                                                 ASSETS
                                 ---------------------------------------------------------------------------------------------
                                                NJR Develop      NJR Energy                       RECLASS
                                        NJNG       Corp.          Hold Corp.      TOTAL           DR                (CR)
PROP, PLANT & EQUIP
Utility plant                        981,661          0                     0    981,661
Accumulated depreciation            (274,964)         0                     0   (274,964)
Oil and gas properties                     0          0                     0          0
Accumulated amortization                   0          0                     0          0
Furniture & Fixtures                       0          0                 1,505      2,531
Real estate properties                     0     25,485                     0     25,485
Accumulated depreciation                   0     (2,803)                 (664)    (4,069)
                                 ---------------------------------------------------------------------------------------------
   Prop plant & equip-net            706,697     22,682                   841    730,644
                                 ---------------------------------------------------------------------------------------------
CURRENT ASSETS
Cash & Temp. Invest.                   1,157          7                   417      1,661          243 (6)

Construction Fund                      7,600          0                     0      7,600
Customer A/R                          57,291        279                46,404    103,974                      356 (5)
Unbilled revenue                       3,189          0                     0      3,189
Allow for doubtful a/c's                (767)      (279)               (1,509)    (2,555)
Deferred gas costs                         0          0                    90         90                       90 (7)
Gas in storage                        46,371          0                17,428     63,799
Materials & supplies                   3,549          0                     0      3,549
Prepaid state taxes                   12,836          0                     0     12,836
Net Assets Held for Disposal               0          0                     0          0
Other                                  4,077          0                 3,353     16,438           79 (4)       0 (4)
                                 --------------------------------------------------------------------------------------------
   Total current assets              135,303          7                66,183    210,581
                                 --------------------------------------------------------------------------------------------
DEFERRED FIT                               0          0                  (323)       298            0 (2)     298 (2)


DEFERRED CHARGES & OTHER
Investments                                           0                29,515     29,515
Regulatory Assets                     87,291          0                     0     87,291
Long-term deferred gas costs          14,112                                      14,112
Other                                 16,214        136                     0     22,921              (1)     243 (6)
                                 --------------------------------------------------------------------------------------------
Total Deferred Charges & Other       117,617        136                29,515    153,839
                                 --------------------------------------------------------------------------------------------

INVESTMENT IN SUBSIDIARIES
NJNG                                       0          0                     0    370,508
NJNR                                       0          0                     0          0
CR&R                                       0          0                     0          0              (3)       0
NewCo.                                     0          0                     0          0
NJNE                                       0          0                     0          0
NJR Comp                                   0          0                     0          0
NJR Development Corp.                      0          0                     0     13,369
NJR Energy Serv.                           0          0                     0     21,258
Plug Power                                 0          0                     0          0
                                 --------------------------------------------------------------------------------------------
Total investment in subs                   0          0                     0    405,135
                                 --------------------------------------------------------------------------------------------
INTERCOMPANY
NJR                                      100     (1,471)               40,501     39,130            0 (4)      79 (4)
NJNG                                       0       (146)                 (192)      (387)           0 (3)       0 (3)
NJRE                                       0          0                    20      5,761
CR&R                                     (29)         0                     0      1,626
PPI                                        0          0                     0          0
NJNE                                     (28)         0                  (152)    (2,569)
Paradigm                                   0          0                     0          0
Computer Tech                              0          0                     0          0
NJR Development                            0          0                     0          0
Lighthouse One                             0          0                     0          0
NJR Energy Serv.                         221          0                   152    (43,482)
                                 --------------------------------------------------------------------------------------------
Total intercompany                       264     (1,617)               40,329         79
                                 --------------------------------------------------------------------------------------------

INTERCOMPANY - FIT                      (359)    (1,307)                   (4)      (191)         191 (1)
                                 --------------------------------------------------------------------------------------------
      TOTAL ASSETS                   959,522     19,901               136,541  1,500,385
                                 ============================================================================================


                                                ASSETS
                                  ----------------------------------
                                   CONSOLIDATING              CONSOL
                                  DR                  (CR)    TOTAL
PROP, PLANT & OTHER
Utility plant                                       60 (F)   981,601
Accumulated depreciation                                    (274,964)
Oil and gas properties                                             0
Accumulated amortization                                           0
Furniture & Fixtures                                           2,531
Real estate properties                                        25,485
Accumulated depreciation                                      (4,069)
                                 -----------------------------------
   Prop plant & equip-net                                    730,584
                                 -----------------------------------
CURRENT ASSETS
Cash & Temp. Invest.                                           1,904
Construction Fund                                              7,600
Customer A/R                                                 103,618
Unbilled revenue                                               3,189
Allow for doubtful a/c's                                      (2,555)
Deferred gas costs                                                 0
Gas in storage                                                63,799
Materials & supplies                                           3,549
Prepaid state taxes                                           12,836
Net Assets Held for Disposal                                       0
Other                                            7,595 (B)     8,922
                                 -----------------------------------
   Total current assets                                      202,862
                                 -----------------------------------
DEFERRED FIT                                                       0


DEFERRED CHARGES & OTHER
Investments                                                   29,515
Regulatory Assets                                             87,291
Long-term deferred gas costs                                  14,112
Other                                   0 (A)                 22,678
                                 -----------------------------------
Total Deferred Charges & Other                               153,596
                                 -----------------------------------
INVESTMENT IN SUBSIDIARIES
NJNG                                           370,508 (A)         0
NJNR                                                 0 (A)         0
CR&R                                    0            0 (A)         0
NewCo.                                               0 (A)         0
NJNE                                                 0 (A)         0
NJR Comp                                             0 (A)
NJR Development Corp.                           13,369 (A)
NJR Energy Serv.                                21,258 (A)         0
Plug Power                                           0 (A)
                                 -----------------------------------
Total investment in subs                       405,135             0
                                 -----------------------------------
INTERCOMPANY
NJR                                     0            0 (D)    39,051
NJNG                                                            (387)
NJRE                                                           5,761
CR&R                                                           1,626
PPI                                                                0
NJNE                                                          (2,569)
Paradigm                                                           0
Computer Tech                                                      0
NJR Development                                                    0
Lighthouse One                                                     0
NJR Energy Serv.                                             (43,482)
                                 -----------------------------------
Total intercompany                                                 0
                                 -----------------------------------


INTERCOMPANY - FIT                                                 0
                                 -----------------------------------
      TOTAL ASSETS                                         1,087,042
                                 ===================================

NEW JERSEY RESOURCES CORPORATION
CONSOLIDATING BALANCE SHEET
SEPTEMBER 30, 2000

                                                             LIABILITIES AND STOCKHOLDER EQUITY
                                  -------------------------------------------------------------------------------------------
                                  NJRE     NJNR             NJR Energy   NJR Energy       CONSOLIDATING            NJR Energy
                                  Cont.   Disc Op   NJNE    Services Co  Hold Corp.     DR             (CR)        Hold Corp.

CAPITALIZATION
Common stock equity               10,973    (310)  4,069      6,526       21,258      21,258 (3)                   21,258


Redeemable preferred stock             0       0       0          0            0                                        0

Long-term debt                         0       0       0          0            0                                        0
                                  -------------------------------------------------------------------------------------------
   Total capitalization           10,973    (310)  4,069      6,526       21,258      21,258             0         21,258
                                  -------------------------------------------------------------------------------------------

CURRENT LIABILITIES
Current maturities of LTD              0       0       0          0            0                                        0
Notes payable to banks                 0       0       0          0            0                                        0
Commercial paper                       0       0       0          0            0                                        0
Purchased gas                          0       0     362     88,543            0                     9,004 (4)     97,909
Accounts payable & other             920      39     484        462            0                                    1,905
Accrued taxes                          0       0     145          0            0           0                          145
Overrecovered gas costs                0       0       0          0            0                                        0
Customer (cr) bal & dep                0       0       0          0            0                                        0
                                  -------------------------------------------------------------------------------------------
   Total current liabil              920      39     991     89,005            0           0         9,004         99,959
                                  -------------------------------------------------------------------------------------------

DEFERRED CREDITS
Deferred ITC                           0       0       0          0            0                                        0
Deferred income taxes             11,563  (1,345)    167     (1,712)           0           0 (1)                    8,673
Deferred gain                      2,787       0       0      3,864            0                                    6,651
Deferred gas costs                                                0            0                                        0
Other                                  0       0       0          0            0                                        0
                                  -------------------------------------------------------------------------------------------
   Total deferred credits         14,350  (1,345)    167      2,152            0           0             0         15,324
                                  -------------------------------------------------------------------------------------------

     TOTAL CAP & LIAB.            26,243  (1,616)  5,227     97,683       21,258      21,258         9,004        136,541
                                  ===========================================================================================







                                                                LIABILITIES AND STOCKHOLDER EQUITY
                                  ----------------------------------------------------------------------------------------------
                                   NJR Comp                       NJR Develop.         CONSOLIDATING       NJR Develop.
                                     Tech.       CR&R      PPI        Corp.        DR              (CR)        Corp.       NJR

CAPITALIZATION
Common stock equity                  0          13,369       0     13,369            13,369 (1)                13,369    328,188
                                                                                          0 (2)

Redeemable preferred stock           0               0       0          0                                           0          0

Long-term debt                       0               0       0          0                                           0     43,100
                                  ----------------------------------------------------------------------------------------------
   Total capitalization              0          13,369       0     13,369            13,369          0         13,369    371,288
                                  ----------------------------------------------------------------------------------------------

CURRENT LIABILITIES
Current maturities of LTD            0               0       0          0                                           0          0
Notes payable to banks               0               0       0          0                                           0          0
Commercial paper                     0               0       0          0                                           0          0
Purchased gas                        0               0       0          0                                           0          0
Accounts payable & other             0             399       0          0                 0 (4)                   399      9,809
Accrued taxes                        0            (444)      0          0                                        (444)     1,945
Overrecovered gas costs              0               0       0          0                                           0          0
Customer (cr) bal & dep              0             (70)      0          0                                         (70)         0
                                  ----------------------------------------------------------------------------------------------
   Total current liabil              0            (115)      0          0                 0          0           (115)    11,754
                                  ----------------------------------------------------------------------------------------------

DEFERRED CREDITS
Deferred ITC                         0               0       0          0                                           0          0
Deferred income taxes                0          (7,711)      0          0                 0 (2)                (7,711)       130
Deferred gain                        0          14,358       0          0                                      14,358          0
Deferred gas costs                                                                                                  0          0
Other                                0               0       0          0                                           0      1,249
                                  ----------------------------------------------------------------------------------------------
   Total deferred credits            0           6,647       0          0                 0          0          6,647      1,379
                                  ----------------------------------------------------------------------------------------------

     TOTAL CAP & LIAB.               0          19,901       0     13,369            13,369          0         19,901    384,421
                                  ==============================================================================================


                                                            LIABILITIES AND STOCKHOLDER EQUITY
                                  ----------------------------------------------------------------------------------
                                            NJR Develop        NJR Energy                      RECLASS
                                     NJNG       Corp.          Hold Corp.     TOTAL            DR            (CR)

CAPITALIZATION
Common stock equity                370,508     13,369           21,258        733,323                          0 (3)


Redeemable preferred stock             400          0                0            400

Long-term debt                     248,428          0                0        291,528            0 (3)
                                  ----------------------------------------------------------------------------------
   Total capitalization            619,336     13,369           21,258      1,025,251
                                  ----------------------------------------------------------------------------------

CURRENT LIABILITIES
Current maturities of LTD              495          0                0            495                          0 (3)
Notes payable to banks                   0          0                0              0
Commercial paper                    43,300          0                0         43,300
Purchased gas                       55,640          0           97,909        153,549            0 (3)
Accounts payable & other            43,844        399            1,905         55,957          356 (5)         0 (3)
Accrued taxes                         (702)      (444)             145            944                        191 (1)
Overrecovered gas costs             18,536          0                0         18,536           90 (7)
Customer (cr) bal & dep             16,356        (70)               0         16,286
                                  ----------------------------------------------------------------------------------
   Total current liabil            177,469       (115)          99,959        289,067
                                  ----------------------------------------------------------------------------------

DEFERRED CREDITS
Deferred ITC                         9,845          0                0          9,845
Deferred income taxes               95,015     (7,711)           8,673         96,107          298 (2)         0 (2)
Deferred gain                            0     14,358            6,651         21,009
Deferred gas costs                                  0                0              0
Other                               57,857          0                0         59,106
                                  ----------------------------------------------------------------------------------
   Total deferred credits          162,717      6,647           15,324        186,067
                                  ----------------------------------------------------------------------------------

     TOTAL CAP & LIAB.             959,522     19,901          136,541      1,500,385            0             0
                                  ==================================================================================



                                         CONSOLIDATING                CONSOL
                                     DR                  (CR)         TOTAL

CAPITALIZATION
Common stock equity                 405,135 (A)                        328,128
                                         60 (F)
                                          0 (D)
Redeemable preferred stock                                                 400

Long-term debt                                                         291,528
                                  --------------------------------------------
   Total capitalization                                                620,056
                                  --------------------------------------------

CURRENT LIABILITIES
Current maturities of LTD                                                  495
Notes payable to banks                                                       0
Commercial paper                                                        43,300
Purchased gas                                                          153,549
Accounts payable & other               7,595 (B)                        48,006
Accrued taxes                              0 (G)                         1,135
Overrecovered gas costs                                                 18,446
Customer (cr) bal & dep                                                 16,286
                                  --------------------------------------------
   Total current liabil                                                281,217
                                  --------------------------------------------

DEFERRED CREDITS
Deferred ITC                                                             9,845
Deferred income taxes                                    0 (G)          95,809
Deferred gain                                                           21,009
Deferred gas costs                                                           0
Other                                                                   59,106
                                  --------------------------------------------
   Total deferred credits                                              185,769
                                  --------------------------------------------

     TOTAL CAP & LIAB.                                               1,087,042
                                  ============================================

                                    EXHIBIT C

None

    The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 28th day of February, 2001.

                                            New Jersey Resources Corporation

                                       By:     /s/ OLETA J. HARDEN
                                               -------------------------
                                               OLETA J. HARDEN

                                               Senior Vice President & Secretary

(Corporate Seal)

Attest:
/s/ GLENN C. LOCKWOOD
---------------------------
       GLENN C. LOCKWOOD
Senior Vice President & CFO

Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:

               Oleta J. Harden, Senior Vice President & Secretary

                        New Jersey Resources Corporation

                                1415 Wyckoff Road

                                 Wall, NJ 07719


                                       13